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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                            COX COMMUNICATIONS, INC.
                            (Name of Subject Company)

                            COX COMMUNICATIONS, INC.
                       (Names of Persons Filing Statement)

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                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

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                                   224044 10 7
                      (CUSIP Number of Class of Securities)

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                                 Jimmy W. Hayes
                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319
                            Telephone: (404) 843-5000

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

On August 17, 2004, Cox Communications, Inc. issued a press release regarding the formation of a special committee to evaluate Cox Enterprises, Inc.'s proposal to acquire the outstanding publicly-traded shares of Cox Communications not owned by Cox Enterprises. A copy of this press release is being filed as
Exhibit 99.1 to this Schedule 14D-9.


Exhibit No.                     Description

  99.1              Press release dated August 17, 2004.

[COX LOGO]

                                                                   Exhibit 99.1

                    Cox Special Committee Announces Advisors

         ATLANTA-(Business Wire)-August 17, 2004--Cox Communications, Inc. (NYSE:COX) announced that its Board of Directors has formed a Special Committee of independent directors to consider the previously announced proposal of Cox Enterprises, Inc. to negotiate an agreement providing for the acquisition of all of the shares of Class A Common Stock of Cox Communications not owned by Cox Enterprises or their affiliates at a cash purchase price of $32.00 per share. The members of the Special Committee are Janet Clarke, Rodney Schrock and Andrew Young.

         The Special Committee announced that it has engaged Goldman, Sachs & Co. as its financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP as its legal advisor to assist in its evaluation of the proposal by Cox Enterprises. The Special Committee may engage in discussions with Cox Enterprises as part of the Committee's review and evaluation of the proposal. However, there can be no assurance that any agreement on financial and other terms satisfactory to the Special Committee will result from the Committee's evaluation of the Cox Enterprises proposal or that any acquisition transaction regarding Class A Common Stock will be completed.

         If a tender offer for Cox Communications shares is commenced, stockholders are urged to read Cox Communications' solicitation/recommendation statement on Schedule 14D-9, which would be filed with the Securities and Exchange Commission (SEC), because it will contain important information. Investors can obtain a free copy of the solicitation/recommendation statement and any amendments to that statement, if and when available, and all other filings by Cox Communications with the SEC at www.sec.gov.

About Cox Communications

         Cox Communications, Inc. (NYSE: COX), a Fortune 500 company, is a multi-service broadband communications company with approximately 6.6 million total customers, including approximately 6.3 million basic cable subscribers. The nation's third-largest cable television provider, Cox offers both analog cable television under the Cox Cable brand as well as advanced digital video service under the Cox Digital Cable brand. Cox provides an array of other communications and entertainment services, including local and long distance telephone under the Cox Digital Telephone brand; high-speed Internet access under the Cox High Speed Internet brand; and commercial voice and data services via Cox Business Services. Local cable advertising, promotional opportunities and production services are sold under the Cox Media brand. Cox is an investor in programming networks including Discovery Channel. More information about Cox Communications can be accessed on the Internet at www.cox.com.

                                    * * * * *

         This release contains forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied or projected by the forward-looking statements. For a discussion of the risks, uncertainties and other factors that may cause our forward-looking statements to differ from actual results, readers are urged to carefully review and consider the disclosures in Cox Communications various SEC reports, including Cox Communications' Annual Report on Form 10-K for the year ended December 31, 2003. The forward-looking statements in the release speak only as of the date of this release. Cox Communications expressly disclaims any obligation to publish any revised forward-looking statements to reflect any change in Cox Communications' expectations or any change in the conditions or circumstances upon which Cox Communications' expectations are based.

         For all inquiries contact:
         Kent Matlock
         Matlock Advertising and Public Relations
         404/962-8469
         kent.matlock@matlock-adpr.com